Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INCREASES EARNINGS ESTIMATES FOR 2002

PARADISE ISLAND, The Bahamas, January 15, 2003 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that Atlantis, Paradise Island achieved stronger than expected results in the fourth quarter of 2002. As a result, the Company now expects its recurring earnings per share for 2002 to exceed $2.00 per share. On October 30, 2002, the Company had provided an expected range of $1.75 to $1.85 when it reported results for the third quarter.

Recurring earnings per share represents net income per share excluding non-recurring items and operating results from Kerzner Interactive, the Company’s internet gaming venture. Non-recurring items in 2002 include an extraordinary loss resulting from the early extinguishment of debt, gain on settlement of territorial dispute and other related items and provision for losses at Harborside at Atlantis primarily related to repairs of storm damage from Hurricane Michelle, which are subject to an outstanding insurance claim.

The Company expects to report its fourth quarter and 2002 results during the week of January 27, 2003, and will provide further details at that time.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.